Birch Mountain Resources Ltd.
3100, 205 Fifth Avenue S. W.
Calgary, Alberta Canada T2P 2V7

NEWS RELEASE

Natural Gold-Silver-Palladium Nanoparticles Reported by
Birch Mountain's Mineral Technology Division

CALGARY, June 20, 2002 - Birch Mountain Resources Ltd.'s (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Corporation") Mineral Technology Division has identified natural gold-silver-palladium nanoparticles in sedimentary rock. The nanoparticles were observed during transmission electron microscope ("TEM") examination of a focused ion beam ("FIB") section prepared to follow-up the identification of natural platinum nanoparticles reported in the news release of April 2, 2002. The FIB section was prepared from a gold-silver microparticle detected by Birch Mountain scientist Ms. Kyla Arden, M.Sc., in an uncoated rock chip sample using the environmental scanning electron microscope at the Microscopy and Imaging Facility, Department of Cell Biology, University of Calgary (www.cell.ucalgary.ca). The FIB section was prepared from the gold-silver microparticle by Fibics Inc., Ottawa, Ontario, using the "lift-out" technique (www.fibics.com).

TEM analysis of the FIB section by Birch Mountain scientist Mr. Glen De Paoli, M.Sc., P.Geol., at the Microscopy and Imaging Facility revealed that the microparticle is an aggregate comprising 5-10 nanometre ("nm") sized nanoparticles composed of gold and silver with minor palladium, intermixed with smaller, 0.5-2 nm sized nanoparticles that are believed to be composed of iron and sulphur. The microparticle has no obvious layered structure like that previously reported for the platinum microparticle. The aggregated gold-silver-palladium nanoparticles form an open structure with significant porosity. Further TEM work is required to precisely map the distribution of elements within the microparticle.

Birch Mountain's Mineral Technology Division is actively pursuing the emerging field of mineral nanotechnology which the Corporation defines as the science and technology of the detection, characterization and recovery of natural precious and base metal nanoparticles. Over the past decade, scanning electron microscope imaging of some sedimentary rocks that have only experienced geologically low temperatures has shown them to contain a diverse assemblage of precious and base metal microparticles (micrometre sized particles). More recently, high resolution examination by TEM has revealed some of these microparticles to be aggregates of much smaller base and precious metal nanoparticles (nanometre size particles). The metal nanoparticles occur naturally as solitary particles and in aggregated form as microparticles.

Nanoparticles are recognized in the scientific literature as an intermediate form of matter that is larger than the atom or molecule, but smaller than normal crystalline materials. Matter in this intermediate size range exhibits distinct physical, chemical and quantum properties that may differ from those of either the bulk crystalline state or the atomic/molecular state. Birch Mountain's Mineral Technology Division has developed and submitted patent applications covering processes for and products of the recovery of natural metal nanoparticles.

Corporate: Birch Mountain announces that it has received approval from the TSX Venture Exchange to extend the expiry date of the following warrants: 992,383.5 warrants which were to have expired on June 21, 2002, have been extended to December 6, 2002; 408,614 warrants which were to have expired on June 25, 2002, will now expire on December 6, 2002; and 9,782 warrants which were to have expired on June 30, 2002, will now expire on December 6, 2002. The exercise price of all warrants will remain $1.50 per share.

Birch Mountain's technical divisions operate under the direction of Hugh J. Abercrombie, Ph.D., P.Geol., Vice President, Exploration, who is identified as the qualified person in accordance with Section 1.2 of National Instrument 43-101.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO or
 Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838 Fax 403.263.9888
www.birchmountain.com

Disclosure: To clarify disclosure of technical results, Birch Mountain has established three operating divisions: Mineral Technology, Mineral Exploration and Industrial Minerals. Disclosure under the Mineral Technology Division will not be linked to any mineral property material to Birch Mountain. Mineral technology results do not imply, nor may they be used to infer, economic value. Only when criteria specified in National Instrument 43-101 and Appendices 3D and 3F of the TSX Venture Exchange Corporate Finance Manual are met, including the requirement for an independent technical report by a qualified person, will results be attributable to mineral properties material to Birch Mountain.

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.freeedgar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.